Arizona Corporation Commission - RECEIVED: 2/8/2022   22020218539451
Arizona Corporation Commission - FILED: 2/2/2022

ARTICLES OF ORGANIZATION

OF LIMITED LIABILITY COMPANY

ENTITY INFORMATION

ENTITY NAME: DOICH FOODS, LLC

ENTITY ID: 23329050
ENTITY TYPE: Domestic LLC
EFFECTIVE DATE: 02/02/2022
CHARACTER OF BUSINESS: Any legal purpose
MANAGEMENT STRUCTURE: Manager-Managed
PERIOD OF DURATION: Perpetual
PROFESSIONAL SERVICES: N/A

STATUTORY AGENT INFORMATION

STATUTORY AGENT NAME: Anthony Scialdone
PHYSICAL ADDRESS: 6126 E. Corrine Drive, SCOTTSDALE, AZ 85254
MAILING ADDRESS: 6126 E. Corrine Drive, SCOTTSDALE, AZ 85254

PRINCIPAL ADDRESS

6126 E. Corrine Drive, SCOTTSDALE, AZ 85254

PRINCIPALS

Member and Manager: Anthony Scialdone - 6126 E. Corrine Drive, SCOTTSDALE, AZ, 85254, USA -
anthony.scialdone@doichfoods.com - Date of Taking Office:
Member and Manager: Brendan Conway - 155 Pleasant St., Apt 320, NORTHAMPTON, MA, 01060, USA -
brendan.conway@doichfoods.com - Date of Taking Office:

ORGANIZERS

Anthony Scialdone: 6126 E. Corrine Drive, SCOTTSDALE, AZ, 85254, USA, anthony.scialdone@doichfoods.com

SIGNATURES

Organizer: Anthony Scialdone - 02/02/2022